

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 11, 2009

Stephen R. Maddox
President and Chairman of the Board of Directors
USA Real Estate Holding Company
1020 North Coach House Circle
Wichita, Kansas 67235

> **Re:** **USA Real Estate Holding Company**
> **Registration Statement on Form S-11**
> **Filed November 12, 2009**
> **File No. 333-161646**

Dear Mr. Maddox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you did not mark all changes effected in this registration statement by the amendment. In future amendments, please clearly and precisely mark all changes. Please refer to Rule 472 of Regulation C.

2. Please key your responses to this comment letter in your correspondence. For example, please provide the page numbers that correlate to the specific revisions you made in response to our comments.

3.	We note that your registration statement registers the resale of 46,699,017 shares of common stock. We also note that there is currently no market for your common stock. Given this, please revise your cover page, summary and plan of distribution section to provide that selling security holders will sell at a fixed price until your securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee based upon this offering price.

4.	Please provide the disclosure required by Items 24 and 26 and of the Instructions to Form S-11 or advise.

Risk Factors

5.	We note your disclosure on pages 21 and 22 that you intend to invest in non-real estate investments. Please add a risk factor considering the effects of market and interest rate risk on these non-real estate investments.

"Our Auditors Have Issued a Going Concern Opinion . . . ," page 6

6.	We note your response to comment 12 in our letter dated September 28, 2009. Please expand your disclosure under this risk factor to qualitatively and quantitatively describe the precise risks associated with your current status as a going concern. For example, your should state that as of June 30, 2009, you had no revenues and total liabilities of $80,646 and that you may not have adequate funds to service your debt obligations.

"Investing in Real Estate May Expose the Company to Specific Risks . . . ," page 6

7.	We note your response to comment 14 in our letter dated September 28, 2009. We also note that this risk factor contains several generalizations about risks which could apply to many companies. Please revise this risk factor to address specific risks which are particular to an investment in your securities. For example, you should describe how nationwide and local social conditions, neighborhood values, the supply of, and demand for, specific types of investment properties, the ability of our tenants to pay their rent, vandalism, vacancies, changes in tax or zoning laws, changes in rent control laws, each would make an investment in your securities speculative or risky.

"Our Strategy May Include Utilizing Leverage . . . ," page 6

8.   We note your responses to comments 11 and 14 in our letter dated September 28, 2009. Please expand this risk factor to discuss other consequences of your potential inability to pay back loans. For example, you should consider disclosing how an inability to pay back your loans may potentially damage your credit rating and result in future inability to obtain financing.

"Our Management Has Limited Previous Experience . . . ," page 7

9.   We note your disclosure that all members of your management have familiarity with the real estate investment industry; however, it is appears from your Business Experience disclosure on page 28 that no member of your management has experience specifically with the real estate investment industry. Please disclose in your MD&A section the past experience from which management derives its real estate investment familiarity. Also consider including a separate risk factor discussing management's inexperience in evaluating, purchasing and managing real estate properties and briefly discuss this inexperience in the summary and business sections.

Determination of Offering Price, page 10

10.   We note your response to comment 27 of our previous letter and we reissue in part our prior comment. We note your disclosure in this section regarding the offering price of $0.01 for the shares already issued to the selling shareholders. We also note your disclosure elsewhere in the prospectus, including the summary and distribution sections, that the selling shareholders will dispose of their shares on any stock exchange or market on which the shares are traded or in private transactions and that dispositions will be at privately negotiated prices and thereafter at prevailing market prices when traded on the OTC Bulletin Board. Please revise for consistency throughout the prospectus.

11.   Please provide a more detailed explanation as to how you determined your offering price of $0.10 per share of the 50,000,000 newly issued shares of common stock taking into consideration that the already outstanding shares of the company will all be offered by selling shareholders at the price of $0.01 per share. For example, you should disclose how you plan to sell newly issued shares of common stock at $0.10 while at the same time, your selling shareholders are offering shares of the same class at a price to be determined by the market.

Plan of Distribution, page 14

12.   We note your disclosure on page 14 that Stephen R. Maddox, Richard Maddox, and James Miller will attempt to sell the 10,000,000 shares being offered on a direct participation basis. This statement seems inconsistent with disclosure on your cover page and elsewhere that 50,000,000 shares will be offered on a direct participation basis. Please revise for consistency throughout.

13.   Please file a copy of the subscription agreement and investor questionnaire as exhibits.

Use of Proceeds, page 17

14.   We note your disclosure that you will not receive any proceeds from the sale of the 133,599,000 shares of common stock being registered in this prospectus which are currently held by your selling shareholders. This disclosure appears inconsistent with your disclosure elsewhere that your selling shareholders will be selling 46,699,017 shares of common stock. Please revise for consistency throughout your prospectus.

15.   We note your disclosure on page 14 that you intend to offer for sale 50,000,000 shares of your common stock for cash at a price of $0.10 per share or in exchange for services rendered at the same value of $0.10 per share. To the extent known, please expand upon your plans to provide shares in exchange for services rendered in your Use of Proceeds section. Please also disclose the types of services you would accept in lieu of cash consideration.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 18

16.   We note that you have not entered into preliminary negotiations to acquire specific properties. Therefore, please remove any reference to specific properties that you are considering for acquisition from your prospectus and limit your disclosure regarding these properties to broad geographical descriptions and whether you intend to invest in commercial or residential real property. Please revise accordingly the use of proceeds section.

17.   We note your disclosure on page 18 that in December of 2007, your subsidiary, USA Real Estate Inc. paid Breadstreet Investors' Union, a finder, $4,199 for investor leads. In a supplemental disclosure, please provide us with the details of this transaction including how many new investors were found, how many share issuances occurred as a result and the type of solicitation that was conducted on your behalf.

Policies With Respect to Investments and Other Certain Activities, page 20

18.   We note your disclosure on page 21 that you intend to only invest in equity real estate investments or non-real estate investments and that you do not intend to invest in the securities of entities engaged in real estate activities or securities of other issuers. We also note your disclosure on page 22 that you may engage in the sale and disposition of investments other than real estate. Please explain how the company will invest in equity real estate, e.g., will the company directly purchase the properties? Also describe the types of investments you intend to make and what percentage of your investment portfolio will consist of non-real estate investments.

19.   We note the reference to your "operating partnership." Please advise or revise.

Security Ownership of Certain Beneficial Owners and Management, page 25

20.   We note your response to comment 25 in our letter dated September 28, 2009. As you have disclosed in your beneficial ownership table on page 25, Ms. Cindy Maddox is the spouse of Mr. Stephen R. Maddox. Please include the 960,000 shares owned by Cindy Maddox as shares beneficially owned by Stephen R. Maddox and vice versa in the table itself. For example, if accurate, you should disclose that Ms. Maddox owns a total of 76,139,985 shares and in an accompanying footnote, disclose that she is deemed the beneficial owner of the 75,179,985 shares owned by Mr. Maddox.

Directors, Executive Officers, Promoters and Control Persons, page 27

21.   We reissue comment 31 in our letter dated September 28, 2009. Please disclose any plans you have to form a separately designated audit, nominating or compensation, or in the alternative, state that you have no such plans.

Policies With Respect to Certain Transactions, page 30

22.   We note your disclosure on page 30 that certain internal policies are codified in your Code of Ethics. Please provide additional details regarding your Code of Ethics including how investors might obtain a copy.

USA Real Estate Holding Company Financial Statements

23.   In your next amendment, please include updated financial statements pursuant to Rule 3-12 of Regulation S-X.

Consolidated Balance Sheet, page 28

24.   We note your response to our prior comments 44 and 45. Given that the merger
        of USA Real Estate Holding Company and USA Real Estate Inc. is considered a
        combination of entities under common control, the financial statements of USA
        Real Estate Holding Company should report results of operations for the period in
        which the merger occurred as though the merger had occurred at the beginning of
        the period, and the financial statements presented for prior years also shall be
        retrospectively adjusted to furnish comparative information. As such, retained
        earnings should be combined and recognized as retained earnings of the combined
        corporation. In addition, all adjusted financial statements and financial
        summaries should indicate clearly that financial data of previously separate
        entities are combined. Refer to FASB ASC 805-50-45.

USA Real Estate Inc. Financial Statements

Note 3 – Issuance of Common Stock

25.   We note your response to our prior comment 48. Your revised disclosure states
        that the 26,059,995 shares of common stock issued for services on December 7,
        2007 were valued based on the most recent cash sales price. Please reconcile this
        statement with your disclosure that the only other shares outstanding at that time
        were the 9,940,005 shares of common stock issued to your founders, which you
        state in your response letter were issued for no consideration.

Part II – Information Not Required in the Prospectus

Other Expenses of the Issuance and Distribution, page 32

26.   It appears that your disclosure on page 32 is inconsistent with your response to
        comment 39 in our letter dated September 28, 2009, which states that your list of
        estimated expenses in Part II of the filing includes many expenses that have
        already been paid. Please revise your disclosure to identify the expenses that have
        already been paid or in the alternative, supplementally tell us that your listed
        expenses are indeed estimates.

Recent Sales of Unregistered Securities, page 32

27.   We note that USA Real Estate Inc. issued 9,940,005 shares to its founders on
        December 7, 2007 for no consideration (no cash or services). Please advise us of
        the legal basis under Delaware law for issuing common stock below its stated par
        value.

28.   Please disclose additional facts supporting your reliance upon the 4(2) exemption regarding the sale of 26,000,000 shares at a par value of 0.0001 to five consultants on February 3, 2009.

Exhibits, page 33

29.   We note your disclosure on page 30 that the loan agreement between Stephen Maddox and the company is included as an exhibit to your prospectus. However, it appears you have not yet filed this agreement. Please file this agreement with your next amendment.

Signatures, page 36

30.   Please identify your principal executive officer within this section. Please refer to Instruction 2 for Signatures on Form S-11 for guidance.

                     *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657, Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Lawrence Singer
        Stanley J. Kalathara PC
        Via Facsimile: (212) 994-8093